PROSPECTUS SUPPLEMENT NO. 3

To Prospectus dated September 8, 2022

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-266683

PROKIDNEY CORP.

Up to 239,420,000 Class A Ordinary Shares

This prospectus supplement no. 3 supplements the prospectus dated September 8, 2022, as supplemented from time to time (the “Prospectus”), relating to (i) the resale from time to time by certain of the selling securityholders named in the Prospectus (the “Selling Securityholders”) of 6,890,000 Class A ordinary shares, par value $0.0001 per share (“Class A ordinary shares”) of ProKidney Corp. (formerly known as Social Capital Suvretta Holdings Corp. III, “SCS” or the “Company”), collectively held by certain holders of the Company’s securities (the “Holders”) party to that certain Amended and Restated Registration Rights Agreement, dated as of July 11, 2022, by and among the Company, SCS Sponsor III LLC (the “Sponsor”), and the Holders (the “Amended and Restated Registration Rights Agreement”), their permitted transferees and certain Additional Holders (as defined in the Amended and Restated Registration Rights Agreement); (ii) the resale from time to time of 180,000,000 Class A ordinary shares issued or issuable to former holders of units in ProKidney LP pursuant to that certain Exchange Agreement, dated as of July 11, 2022, by and among the Company, ProKidney LP, and certain holders of the Company’s securities party thereto (the “Exchange Agreement”); (iii) the resale from time to time by certain of the Selling Securityholders of 52,480,000 Class A ordinary shares, purchased by certain investors at a purchase price of $10.00 per share, pursuant to subscription agreements with the Company; and (iv) the issuance by us and the resale from time to time by certain of the Selling Securityholders of 50,000 Class A ordinary shares reserved for issuance upon the settlement of restricted stock units.

The Prospectus provides you with a general description of such securities and the general manner in which we and the Selling Securityholders may offer or sell the securities. More specific terms of any securities that we and the Selling Securityholders may offer or sell may be provided in a prospectus supplement that describes, among other things, the specific amounts and prices of the securities being offered and the terms of the offering. The prospectus supplement may also add, update or change information contained in the Prospectus.

We will not receive any proceeds from the sale of Class A ordinary shares by the Selling Securityholders. However, we will pay the expenses, other than any underwriting discounts and commissions, associated with the sale of securities pursuant to the Prospectus.

We registered the securities for resale pursuant to the Selling Securityholders’ registration rights under certain agreements between us and the Selling Securityholders. Our registration of the securities covered by the Prospectus does not mean that either we or the Selling Securityholders will issue, offer or sell, as applicable, any of the securities. The Selling Securityholders may offer and sell the securities covered by the Prospectus in a number of different ways and at varying prices. We provide more information about how the Selling Securityholders may sell the shares in the section entitled “Plan of Distribution” in the Prospectus.

This prospectus supplement incorporates into the Prospectus the information contained in our attached current report on Form 8-K, which was filed with the Securities and Exchange Commission on January 10, 2023.

You should read this prospectus supplement in conjunction with the Prospectus, including any supplements and amendments thereto. This prospectus supplement is qualified by reference to the Prospectus except to the extent that the information in the prospectus supplement supersedes the information contained in the Prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any supplements and amendments thereto.

Our Class A ordinary shares are listed on the Nasdaq Capital Market under the symbol “PROK.” On January 11, 2023, the closing price of our Class A ordinary shares was $7.65.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 6 of the Prospectus and in the documents that are incorporated by reference in the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement of the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 11, 2023.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 10, 2023

PROKIDNEY CORP.

(Exact name of Registrant as Specified in Its Charter)

Cayman Islands	001-40560	98-1586514
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2000 Frontis Plaza Blvd. Suite 250
Winston-Salem, North Carolina		27103
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: 336 999-7029

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares, $0.0001 par value per share	PROK	The Nasdaq Stock Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events.

On January 10, 2023, ProKidney Corp. issued a press release to announce the publication of the trial design and early data analysis from REGEN-003, a Phase 2 clinical study of Renal Autologous Cell Therapy (REACT®), in the Journal of Blood Purification. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits.

The exhibits filed as part of this Current Report on Form 8-K are listed in the index to exhibits immediately preceding the signature page to this Current Report on Form 8-K, which index to exhibits is incorporated herein by reference.

Exhibit No.	Description of Exhibit
99.1	Press Release dated January 10, 2023

104	Cover Page Interactive Data File (embedded within Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PROKIDNEY CORP.

Date:	January 10, 2023	By:	/s/ Todd Girolamo
Todd Girolamo Chief Legal Officer

ProKidney Announces Publication of Trial Design for Phase 2 Multicenter Clinical Trial of REACT for Late Stage 4 Diabetes-Related Chronic Kidney Disease

- Article published online in the Journal of Blood Purification; to be included in future print edition -

Winston-Salem, NC, January 10, 2023 — ProKidney Corp. (Nasdaq: PROK) (“ProKidney”), a leading late clinical-stage cellular therapeutics company focused on chronic kidney disease (CKD), today announced the publication of the trial design and early data analysis from REGEN-003, a Phase 2 clinical study of Renal Autologous Cell Therapy (REACT®), in the Journal of Blood Purification. The paper, titled Renal Autologous Cell Therapy (REACT) in Type 2 Diabetes with Late Stage 4 Diabetes-Related Chronic Kidney Disease: Trial Design and Early Analysis, was published online and will appear later this year in the print edition of the Journal (DOI: doi.org/10.1159/000527582).

“In this study, we believe we have demonstrated the potential of REACT to delay the need for dialysis in patients with late CKD Stage 4 diabetic kidney disease (DKD),” said Joseph Stavas, M.D., ProKidney’s SVP, Head of Global Clinical Development, and lead author of the manuscript. “This is a high-risk patient population with seriously reduced kidney function. The patients that took part in this study had an average estimated glomerular filtration rate (eGFR) of approximately 15.5 ml/min/1.73m2 (eGFR CKD-EPI-sCr) These patients would be expected to progress to end stage renal disease (ESRD) requiring dialysis, and due to comorbidities, they do not typically qualify for a kidney transplant.”

REGEN-003 is a single-arm, open-label, multicenter Phase 2 clinical trial that enrolled a total of ten adults with pre-renal failure resulting from type 2 DKD (kidney function measured by eGFR of 14-20 ml/min/1.73 m²). Following a percutaneous kidney biopsy and ex vivo expansion of Selected Renal Cells (SRCs) that form REACT, the REACT product was injected into the cortex of the biopsied kidney with CT image guidance. Nine participants received two doses of the REACT product at 6-month intervals; one participant received only one injection. A 6-month observation pre-trial was required to establish patients’ “own” baseline and rate of DKD progression. No product-related serious adverse events occurred, and two procedure-related hematomas required observation without transfusion or angiographic interventions. At the time of this early analysis, dialysis was delayed a mean of 16 months (range 6-28 months). At 15 months, two patients (20%) had preservation of their kidney function and had not advanced to renal replacement therapy. One patient died due to complications related to COVID, and an additional subject died due to a myocardial infarction approximately 18 months after enrollment. Additional information on the study is available at https://www.clinicaltrials.gov/ct2/show/NCT03270956.

Dr. Stavas further commented, “The goal of REACT is to halt the progression of CKD and preserve kidney function in patients who would otherwise experience kidney failure and progress to dialysis. We believe that REACT has the potential to have a significant, positive impact on patients’ health and quality of life. Publication of the 003-study design and results in this prestigious journal provides important recognition of the benefit REACT could have in the lives of these very sick patients.”

ProKidney would like to thank the patients, their families and team members of the participating institutions for their contributions to this trial and their efforts to find a cure for CKD.

About ProKidney

ProKidney, a pioneer in the treatment of CKD through innovations in cellular therapy, was founded in 2015 after a decade of research. ProKidney’s lead product candidate, REACT® (REnal Autologous Cell Therapy), is a first-of-its-kind, patented, autologous cellular therapy with the potential to not only slow and stabilize the progression of CKD, but in some cases possibly drive meaningful improvement in kidney function. Late-stage CKD, Stage 3b - 4, is a key target for REACT therapy. REACT has received

Regenerative Medicine Advanced Therapy (RMAT) designation, as well as FDA and EMA guidance, supporting its ongoing Phase 3 clinical program, which launched in January 2022. For more information, visit www.prokidney.com.

About CKD

There are no therapies that effectively reverse late-stage CKD. CKD is a serious diagnosis with significant morbidity and mortality, notable for the 5-year mortality of a new diagnosis of CKD Stage 4 being higher than that of a new non-metastatic cancer diagnosis. CKD most often presents as a progressive decline in kidney function ultimately resulting in the failure of the kidneys and the need for renal replacement therapy, such as hemodialysis, or kidney transplant. One in three Americans is at risk for CKD which currently affects approximately 75 million people in the United States and Europe and over 400 million across Asia. CKD is among the largest single expenses incurred by the US health care system. One in five patients that progress to renal failure will die in the first year of dialysis.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. ProKidney’s actual results may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the company’s expectations with respect to financial results, future performance, development and commercialization of products, if approved, the potential benefits and impact of the company’s products, if approved, potential regulatory approvals, and the size and potential growth of current or future markets for the company’s products, if approved. Most of these factors are outside of the company’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: the inability to maintain the listing of the company’s Class A ordinary shares on the Nasdaq; the inability to implement business plans, forecasts, and other expectations or identify and realize additional opportunities, which may be affected by, among other things, competition and the ability of the company to grow and manage growth profitably and retain its key employees; the risk of downturns and a changing regulatory landscape in the highly competitive biotechnology industry; the inability of the company to raise financing in the future; the inability of the company to obtain and maintain regulatory clearance or approval for its products, and any related restrictions and limitations of any cleared or approved product; the inability of the company to identify, in-license or acquire additional technology; the inability of the company to compete with other companies currently marketing or engaged in the biologics market and in the area of treatment of kidney diseases; the size and growth potential of the markets for the company’s products, if approved, and its ability to serve those markets, either alone or in partnership with others; the company’s estimates regarding expenses, future revenue, capital requirements and needs for additional financing; the company’s financial performance; the company’s intellectual property rights; uncertainties inherent in cell therapy research and development, including the actual time it takes to initiate and complete clinical studies, the fact that interim results of clinical trials may not be indicative of future results, and the timing and content of decisions made by regulatory authorities; the impact of COVID-19 or geo-political conflict such as the war in Ukraine on the company’s business; and other risks and uncertainties indicated from time to time in the company’s filings with the Securities and Exchange Commission. The company cautions readers that the foregoing list of factors is not exclusive and cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

Contact Information

ProKidney:

Investors

Glenn Schulman

SVP, Investor Relations

Glenn.schulman@prokidney.com